UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

2019 RESULTS January - September

HIGHLIGHTS

Consolidated leadership in high-end segments

•       FTTH customers totaled 2,332 thousand, up 34.0% y-o-y, with 162 thousand net additions in 3Q19;

•       Postpaid accesses grew 7.3% and accounted for 57.3% of total mobile accesses, with a market share of 39.8% in August 2019;

•       The Company had a mobile market share of 32.3% in August 2019, 7.5 p.p. higher than the 2nd player;

•       4.5G coverage was present in 1,096 cities, and FTTH was launched in 33 cities by September 2019, reaching 154 cities covered.

Rational sales strategy and change in the revenue mix lead to the highest revenue growth in the last three years

•       Net revenues increased 2.6% y-o-y, reflecting the solid performance of postpaid, handsets and FTTH;

•       Mobile revenues increased 6.6% y-o-y, driven by strong growth in ARPU, postpaid accesses and handset sales. Mobile service revenues climbed 4.6% y-o-y;

•       FTTH revenues reached R$ 531 million (+44.5% y-o-y) and accounted for 37.1% of BB revenues;

•       Broadband revenues accounted for 36.9% of fixed revenues, exceeding voice revenues;

•       IPTV revenues came to R$ 227 million (+26.1% y-o-y) and accounted for 50.3% of pay TV revenues.

Digitalization and simplification keep costs under control, resulting in EBITDA growth and margin increase in the quarter

•       Recurring operating costs increased 2.5% y-o-y in 3Q19, mainly due to higher expenses related to handset sales, offset by simplification and digitalization initiatives. Excluding the effect of handset sales, total costs rose 0.6% y-o-y;

•       Recurring EBITDA totaled R$ 3,995 million (+2.8% y-o-y) in 3Q19, with an EBITDA margin of 36.2%.

Efficient financial management supports continuous cash flow growth and superior shareholder return

•       Capex totaled R$ 2,432 million in 3Q19, focused on FTTH and the expansion of 4G/4.5G coverage and capacity;

•       Free cash flow from business activities increased 18.6% y-o-y, to R$ 2,187 million in 3Q19;

•       Reported net income totaled R$ 965 million in 3Q19;

•      Total shareholder return reached 49.6%, while the dividend yield came to 6.7% for PN shares1.

1 In the last 12 months. For common shares, total shareholder return (TSR) was 32.5% and the dividend yield was 7.5% in the last 12 months.

Telefônica Brasil S.A. (B3: VIVT3 and VIVT4, NYSE: VIV) discloses today its results for the third quarter of 2019, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

The Income Statements and Balance Sheets for 2019 are presented under IFRS 161.

For better understanding and comparability of the information, we present below the consolidated income statements for the three-month period ended September 30, 2019 and 2018 in two scenarios, as follows:

Pro forma: excluding the effects of the adoption of IFRS 161 in 2019 figures (comparable to 2018).

Reported: considering the effects of the adoption of IFRS 161 (referring to the new methodology for allocation of lease contracts) only for 2019 figures.

For comparison purposes, the text herein will refer to pro-forma figures, except where we mention the use of figures under IFRS 16.1

In addition, as of 1Q19, we have reclassified certain past results in order to better reflect the dynamics of the business. The spreadsheet with the data is available on our Investor Relations website http://www.telefonica.com.br/ri.

General Data

Consolidated in R$ million	Pro forma (ex-IFRS 16)¹				Reported
	3Q19	∆% YoY	9M19	∆% YoY	3Q19	∆% YoY	9M19	∆% YoY
NET OPERATING REVENUES	11,047	2.6	32,891	1.6	11,047	2.6	32,891	1.6
Net Mobile Revenues	7,161	6.6	21,214	4.5	7,161	6.6	21,214	4.5
Net Handsets Revenues	645	31.5	1,874	38.4	645	31.5	1,874	38.4
Net Fixed Revenues	3,886	(3.9)	11,677	(3.3)	3,886	(3.9)	11,677	(3.3)
OPERATING COSTS	(6,987)	16.8	(21,138)	13.7	(6,506)	8.7	(19,725)	6.1
Recurring Operating Costs[2]	(7,051)	2.5	(21,202)	1.2	(6,570)	(4.5)	(19,789)	(5.5)
EBITDA	4,060	(15.1)	11,753	(14.7)	4,541	(5.0)	13,167	(4.4)
EBITDA Margin	36.7%	(7.7) p.p.	35.7%	(6.8) p.p.	41.1%	(3.3) p.p.	40.0%	(2.5) p.p.
Recurring EBITDA[2]	3,995	2.8	11,689	2.2	4,477	15.2	13,102	14.6
Recurring EBITDA Margin[2]	36.2%	0.1 p.p.	35.5%	0.2 p.p.	40.5%	4.4 p.p.	39.8%	4.5 p.p.
NET INCOME	1,046	(67.1)	3,944	(47.0)	965	(69.6)	3,727	(49.9)

CAPEX	2,432	1.6	6,487	6.7	2,432	1.6	6,487	6.7
OPERATING CASH FLOW (EBITDA - CAPEX)	1,564	4.8	5,202	(2.8)	2,045	37.1	6,615	23.6

TOTAL SUBSCRIBERS (THOUSAND)	93,722	(3.1)	93,722	(3.1)	93,722	(3.1)	93,722	(3.1)
Mobile Subscribers	73,833	(0.8)	73,833	(0.8)	73,833	(0.8)	73,833	(0.8)
Fixed Subscribers	19,888	(10.8)	19,888	(10.8)	19,888	(10.8)	19,888	(10.8)

1- New accounting standard in effect since January 2019, which requires lessees to recognize assets and liabilities for all leases (except for short-term leases and leases of low-value assets) in the balance sheet. The Company is a lessee in a significant number of lease contracts for different assets, especially towers and the respective land where they are located, circuits, offices, stores and commercial properties.

2-  Excludes the following non-recurring items: 2Q18: positive effect of R$ 1,830.2 million, mainly due to final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct ICMS tax from the PIS/COFINS calculation base; expense of R$ 92.0 million related to the adoption of the Risk Assessment model for the calculation of labor contingencies; expense of R$ 170.6 million due to the write-off of assets linked to escrow deposits and expense of R$ 116.9 million related to organizational restructuring; 3Q18: positive effect of R$ 1,381.7 million, mainly due to final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct ICMS tax from the PIS/COFINS calculation base of Vivo between 2004 and 2013 and expense of R$487.1 million related to extraordinary fiscal contingencies; 3Q19: positive effect related to the sale of Data Centers in the amount of R$64.3 million.

MOBILE BUSINESS1

Operating Performance

Thousand	3Q19	∆% YoY	9M19	∆% YoY
TOTAL SUBSCRIBERS	73,833	(0.8)	73,833	(0.8)
Postpaid	42,300	7.3	42,300	7.3
M2M	9,479	24.1	9,479	24.1
Prepaid	31,534	(9.9)	31,534	(9.9)
MARKET SHARE	32.3%	0.5 p.p.	32.3%	0.5 p.p.
Postpaid	39.8%	(1.4) p.p.	39.8%	(1.4) p.p.
Prepaid	25.8%	0.5 p.p.	25.8%	0.5 p.p.
ARPU (R$/month)	29.4	6.4	29.2	4.1
Postpaid (Human)	52.4	2.6	52.3	0.8
M2M	3.0	19.2	2.9	11.7
Prepaid	12.7	10.0	12.4	2.6
MONTHLY CHURN	3.4%	(0.2) p.p.	3.3%	0.1 p.p.
Postpaid (ex-M2M)	1.8%	0.0 p.p.	1.8%	0.1 p.p.
Prepaid	5.4%	(0.2) p.p.	5.2%	0.4 p.p.

Total accesses came to 73,833 thousand by the end of September 2019, down 0.8% from 3Q18. The total market share came to 32.3% in August 2019.

In the postpaid segment, Telefônica Brasil continued to grow consistently, reaching 42,300 thousand accesses in September 2019, up 7.3% y-o-y. Postpaid accesses accounted for 57.3% of the total mobile customer base (+4.3 p.p. y-o-y), with a market share of 39.8% in August 2019. The Company remained the leader in 4G handsets, with a market share of 31.4% (6.0 p.p. more than the second player), maintaining the quality of the customer base and the Company’s strategy focused on data and digital services.

Postpaid mobile net additions reached 585 thousand in 3Q19, while prepaid net disconnections totaled 496 thousand accesses in the same period. The commercial performance is related to the Company’s focus on high-end businesses, reflected in the disconnection of non-profitable prepaid customers and in the prepaid to postpaid migration.

In the Machine-to-Machine (M2M) market, the access base continued to grow substantially, reaching 9,479 thousand customers in September 2019, up 24.1% over September 2018. Telefônica Brasil is the market leader in this segment, reaching a market share of 41.0% in August 2019.

Mobile ARPU grew 6.4% y-o-y in 3Q19, mainly due to recent price increases, which offset the lower customer base due to the disconnection of non-profitable customers, pursuant to ANATEL rules.

1 – August 2019.

Financial Performance

Consolidated in R$ million	3Q19	∆% YoY	9M19	∆% YoY
NET OPERATING MOBILE REVENUES	7,161	6.6	21,214	4.5
Net Mobile Service Revenues	6,516	4.6	19,340	2.1
Data and Digital Services	5,211	5.5	15,754	6.1
Voice	1,304	1.2	3,578	(12.6)
Others	1	n.a.	8	113.3
Net Handset Revenues	645	31.5	1,874	38.4

Net mobile revenues increased 6.6% y-o-y in 3Q19 due to the growth of data and digital service revenues (+5.5% y-o-y), thanks to the upselling of the customer base to postpaid plans with higher data volumes and the increase of prices in the quarter, combined with higher handset revenues (+31.5% y-o-y).

Data and digital service revenues grew 5.5% over 3Q18, driven by our data-centric strategy. This performance was fueled by an increase in the usage of data and value-added services. In the quarter, data and digital service revenues accounted for 80.0% of net mobile services revenues, up 0.7 p.p. over 3Q18.

Voice revenues increased 1.2% over 3Q18, mainly reflecting the higher number of B2B contracts, despite the continuous migration of consumption to data services driven by service maturity and price increases across all customer segments.

Net handset revenues rose 31.5% over 3Q18, in line with the strategy of increasing our market share in this relevant and growing segment, with the sale of handsets and accessories with positive margins, attracting high-end customers to our physical and online stores.

FIXED LINE BUSINESS1

Operating Performance

Thousand	3Q19	∆% YoY	9M19	∆% YoY
TOTAL SUBSCRIBERS	19,888	(10.8)	19,888	(10.8)
Fixed Broadband	7,120	(4.7)	7,120	(4.7)
FTTH	2,332	34.0	2,332	34.0
Other Technologies	4,788	(16.5)	4,788	(16.5)
Pay TV	1,383	(13.6)	1,383	(13.6)
IPTV	681	27.0	681	27.0
Other Technologies	702	(34.1)	702	(34.1)
Voice	11,385	(13.8)	11,385	(13.8)
MARKET SHARE | Fixed Broadband	22.2%	(2.4) p.p.	22.2%	(2.4) p.p.
Market Share | FTTH	26.2%	(8.2) p.p.	26.2%	(8.2) p.p.
MARKET SHARE | Pay TV	8.6%	(0.4) p.p.	8.6%	(0.4) p.p.
Market Share | IPTV	91.2%	10.5 p.p.	91.2%	10.5 p.p.
MARKET SHARE | Voice	32.5%	(1.6) p.p.	32.5%	(1.6) p.p.
ARPU | Broadband (R$/month)	66.3	11.6	64.0	12.8
ARPU | Pay TV (R$/month)	105.7	4.3	103.9	4.2
ARPU | Voice (R$/month)[5]	35.2	(7.7)	35.6	(9.9)

We closed 3Q19 with 19,888 thousand fixed accesses, down 10.8% from 3Q18, influenced by the performance of voice, xDSL and DTH, mainly due to service maturity and the strategic decision to stop selling pay TV based on DTH technology at the beginning of the quarter.

Fixed broadband accesses came to 7,120 thousand customers in 3Q19, down 4.7% from 3Q18, mainly due to the disconnection of xDSL customers. On the other hand, the FTTH customer base, which has higher ARPU, grew 34.0% over 3Q18, to 2,332 thousand accesses in 3Q19, reflecting the Company’s strategy focused on expansion of the fiber network, offering higher speeds and a better customer experience. Broadband ARPU grew 11.6% over 3Q18.

Pay TV accesses decreased 13.6% y-o-y in 3Q19, ending the third quarter with 1,383 thousand subscribers, due to the Company's strategic decision to stop selling DTH. On the other hand, there was an improvement in the customer mix due to a 27.0% growth of IPTV accesses over 3Q18. Pay TV ARPU increased 4.3% y-o-y in the quarter, reflecting the Company's strategy of focusing on high-end customers.

Voice accesses totaled 11,385 thousand in 3Q19, down 13.8% from 3Q18, mainly reflecting the fixed-to-mobile substitution and the voice-to-data migration.

1 - Changes in the presentation of voice revenues (outgoing voice + interconnection + other services) led to changes in ARPU. The updated base since 2016 is available on our Investor Relations website www.telefonica.com.br/ri.

Financial Performance1

Consolidated in R$ million	3Q19	∆% YoY	9M19	∆% YoY
NET OPERATING FIXED REVENUES	3,886	(3.9)	11,677	(3.3)
Broadband[6]	1,432	7.5	4,210	10.7
FTTH	531	44.5	1,449	49.4
Other Technologies	901	(6.5)	2,761	(2.5)
Pay TV	451	(8.0)	1,388	(3.3)
IPTV	227	26.1	643	36.3
Other Technologies	224	(27.7)	745	(22.7)
Corporate Data and IT	716	12.9	1,990	7.2
Fixed Voice	1,275	(18.8)	4,055	(18.1)
Others	11	(36.5)	34	(1.0)

Net fixed revenues fell 3.9% y-o-y in the 3Q19, impacted by the decrease in voice and pay TV revenues, partially offset by the positive evolution of broadband revenues.

Broadband revenues rose 7.5% over 3Q18, fueled by the 44.5% y-o-y increase in FTTH revenues, which accounted for 37.1% of this line in the period, reflecting the Company’s efforts to expand the base and encourage customers’ migration to higher speeds, improving fiber accesses, which have higher ARPU, in addition to the expansion of the FTTH network to 12 new cities in the third quarter of 2019. In 2019, Vivo expanded its FTTH coverage to 33 new cities.

Pay-TV revenues fell 8.0% from 3Q18, as a result of the Company’s more selective strategy for this service, focusing on high-end products designed to improve the customer experience and optimize profitability, such as IPTV, whose revenues grew 26.1% over 3Q18.

Corporate data and IT revenues increased 12.9% over 3Q18, due to strong revenues from new services in the B2B market, including data, cloud, IT services and equipment sales.

Voice revenues dropped 18.8% from 3Q18, mainly as a result of service maturity, the fixed-to-mobile substitution and the latest reduction in TU-RL and TU-RIU in February 2019.

1 - Broadband revenue includes residential and SME customers.

OPERATING COSTS

Consolidated in R$ million	Pro forma (ex-IFRS 16)				Reported
	3Q19	∆% YoY	9M19	∆% YoY	3Q19	∆% YoY	9M19	∆% YoY
OPERATING COSTS	(6,987)	16.8	(21,138)	13.7	(6,506)	8.7	(19,725)	6.1
Personnel	(936)	(0.2)	(2,762)	(6.7)	(936)	(0.2)	(2,762)	(6.7)
Costs of Services Rendered	(2,900)	6.0	(8,607)	2.0	(2,464)	(9.9)	(7,341)	(13.0)
Interconnection	(276)	(13.2)	(832)	(16.2)	(276)	(13.2)	(832)	(16.2)
Taxes and Contributions	(411)	10.3	(1,225)	0.8	(411)	10.3	(1,225)	0.8
Third-party Services	(1,389)	3.1	(4,208)	4.1	(1,389)	3.1	(4,208)	4.1
Others	(824)	18.0	(2,343)	7.2	(388)	(44.5)	(1,076)	(50.7)
Cost of Goods Sold	(730)	22.6	(2,236)	33.8	(730)	22.6	(2,236)	33.8
Commercial Expenses	(2,179)	(1.1)	(6,599)	(1.8)	(2,162)	(1.8)	(6,550)	(2.5)
Provision for Bad Debt	(442)	10.0	(1,266)	8.3	(442)	10.0	(1,266)	8.3
Third-party Services	(1,653)	(5.1)	(5,087)	(3.6)	(1,653)	(5.1)	(5,087)	(3.6)
Others	(83)	42.8	(246)	(10.3)	(66)	13.3	(198)	(28.1)
General and Administrative Expenses	(349)	(9.1)	(1,032)	(9.6)	(321)	(16.5)	(934)	(18.2)
Other Net Operating Revenues (Expenses)	106	(87.8)	98	(95.8)	106	(87.8)	98	(95.8)
Recurring Operating Costs[1]	(7,051)	2.5	(21,202)	1.2	(6,570)	(4.5)	(19,789)	(5.5)

Recurring operating costs 1, excluding depreciation and amortization expenses, increased 2.5% over 3Q18, to R$7,051 million in 3Q19, while inflation was +2.9% (IPCA - 12M). This upturn was mainly due to higher handset costs. Excluding this line, costs edged up 0.6% over 3Q18.

Personnel costs fell 0.2% y-o-y, mainly due to the organizational restructurings in 2018 and 2019

The cost of services rendered grew 6.0% over 3Q18, driven by higher spending related to the expansion of network infrastructure in the period, as a result of the accelerated increase of 4G, 4.5G and fiber coverage and consequent phasing of costs related to these initiatives.

The cost of goods sold grew 22.6% over 3Q18, due to the Company's strategy of focusing on handsets and equipment sales since 4Q17, generating significant additional revenues.

Commercial expenses fell 1.1% from 3Q18, mainly due to lower advertising expenses driven by higher usage of digital media and lower costs with activities that can be digitalized, such as billing, posting, call center and back office.

The provision for bad debt totaled R$ 442 million, corresponding to 2.7% of gross revenues in 3Q19, slightly higher than 3Q18, mainly driven by the strong growth of postpaid revenues.

Third-party services fell 5.1% on an annual comparison, due to the growing digitalization of the customer journey. The larger share of e-commerce in product, service and recharge sales, the accelerated adoption of e-billing and the increasing use of virtual channels and the MEU VIVO app led to a reduction in call center, back office, printing and mailing costs, in addition to offering our customers a unique and customized experience.

General and administrative expenses fell 9.1% in 3Q19, thanks to ongoing cost control in these lines.

Other net operating revenues (expenses) reached R$ 106 million, mainly due to the non-recurring benefit from the sale of Data Centers in the amount of R$ 64.3 million, lower contingency expenses and higher tax recovery.

1 Excludes the following non-recurring items: 2Q18: positive effect of R$ 1,830.2 million, mainly due to final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct ICMS tax from the PIS/COFINS calculation base; expense of R$ 92.0 million related to the adoption of the Risk Assessment model for the calculation of labor contingencies; expense of R$ 170.6 million due to the write-off of assets linked to escrow deposits and expense of R$ 116.9 million related to organizational restructuring; 3Q18: positive effect of R$ 1,381.7 million, mainly due to final judgment in the Superior Court of Justice, in favor of the Company, recognizing the right to deduct ICMS tax from the PIS/COFINS calculation base of Vivo between 2004 and 2013 and expense of R$487.1 million related to extraordinary fiscal contingencies; 3Q19: positive effect related to the sale of Data Centers in the amount of R$64.3 million.

EBITDA

Recurring EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 3,995 million in 3Q19, up 2.8% over 3Q18, with an EBITDA margin of 36.2%.

The increase in EBITDA was due to growth in mobile and ultra-broadband revenues, combined with effective and lasting cost-efficiency measures adopted by the Company.

DEPRECIATION AND AMORTIZATION

Consolidated in R$ million	Pro forma (ex-IFRS 16)				Reported
	3Q19	∆% YoY	9M19	∆% YoY	3Q19	∆% YoY	9M19	∆% YoY
Depreciation and Amortization	(2,218)	9.0	(6,540)	8.2	(2,705)	32.9	(7,931)	31.2
Depreciation	(1,453)	5.6	(4,355)	6.8	(1,940)	41.0	(5,745)	41.0
Amortization of Intangibles	(465)	30.8	(1,283)	20.9	(465)	30.8	(1,283)	20.9
Other Amortizations	(300)	(1.2)	(902)	(0.7)	(300)	(1.2)	(902)	(0.7)

Depreciation and amortization increased 9.0% over 3Q18, mainly due to growth in the fixed asset base related to the expansion of the fiber network. Considering the effects of IFRS 16, depreciation and amortization costs grew 32.9% over 3Q18.

FINANCIAL RESULT

Consolidated in R$ million	Pro forma (ex-IFRS 16)				Reported
	3Q19	∆% YoY	9M19	∆% YoY	3Q19	∆% YoY	9M19	∆% YoY
Net Financial Result	(211)	n.a.	(346.1)	n.a.	(306)	n.a.	(636.4)	n.a.
Income from Financial Investments	85	43.8	209.0	(55.0)	85	43.8	209.0	(55.0)
Debt Interest	(151)	31.0	(363.2)	(60.3)	(246)	113.1	(653.5)	(35.4)
Gains (Losses) on Derivative Transactions	2	475.0	32.1	(99.9)	2	475.0	32.1	(99.9)
Monetary and Exchange Variation and Other	(148)	n.a.	(224.0)	n.a.	(148)	n.a.	(224)	n.a.

The net financial result was a loss of R$ 211 million in 3Q19, due to higher monetary and exchange variation expenses, partially offset by income from financial investments related to the non-recurring credit generated in 2018 referring to the court decision to exclude ICMS from the PIS/Cofins calculation base.

Considering the effects of IFRS 16, the Company recorded a net financial expense of R$ 306 million in 3Q19.

NET INCOME

Reported net income reached R$ 965 million in 3Q19, down 69.6% from 3Q18, mainly due to non-recurring gains obtained in 3Q18.  Adjusted for the non-recurring items recorded in 3Q18, recurring reported net income fell 52.3% in the annual comparison, due to higher tax payments in 3Q19, stemming from lower interest on equity in the period, higher depreciation and negative financial result, partially offset by ongoing cost control and EBITDA growth.

CAPEX

Consolidated in R$ million	3Q19	∆% YoY	9M19	∆% YoY
CAPITAL EXPENDITURES	2,432	1.6	6,487	6.7
Network	1,978	(4.4)	5,497	5.1
Technology / Information System	337	30.3	793	16.0
Products and Services, Channels, Adm. and Others	116	75.3	198	19.5
CAPEX / NOR	22.0%	(0.2) p.p.	19.7%	0.9 p.p.

Capex reached R$ 2,432 million, representing 22.0% of net operating revenues in 3Q19, in line with the three-year guidance disclosed by the Company. Investments were primarily focused on FTTH implementation and footprint expansion, as well as increased 4G/4.5G technology coverage and capacity.

CASH FLOW

Consolidated in R$ million	3Q19	∆% YoY	9M19	∆% YoY
Recurring EBITDA	3,995	2.8	11,689	2.2
Capital Expenditures	(2,432)	1.6	(6,487)	6.7
Interest, Taxes and Other Financial Revenues (Expenses)	(183)	(44.9)	(491)	(54.1)
Working Capital Variation	806	17.8	860	53.1
FREE CASH FLOW FROM BUSINESS ACTIVITIES	2,187	18.6	5,571	14.9
Non-recurring Items	446	n.a.	359	n.a.
FREE CASH FLOW AFTER NON-RECURRING EFFECTS	2,633	52.2	5,930	30.2

Free cash flow from business activities reached R$ 2,187 million in 3Q19, 18.6% higher (+R$ 342 million) than in 3Q18, reflecting growth in EBITDA and the reduction of interest, taxes and other financial expenses, partially offset by higher investment volume in the period.

Free cash flow after non-recurring items1increased R$ 903 million, or 52.2%, over 3Q18, mainly because of the sale of Data Centers in 3Q19, besides the extraordinary payments in 3Q18 related to organizational restructuring carried out in 2Q18 and the payment of PIS/COFINS on financial revenues as a result of legal proceedings related gains.

1 – Payment related to organizational restructuring in the amount of R$44.2 million in 1Q19, R$42.8 million in 2Q19, R$75.7 million in 2Q18 and R$30.4 million in 3Q18; payment of cleaning of the 700MHz 4G spectrum of R$100.3 million in 1Q18; and payment of R$84.1 million in 3Q18 related to PIS/COFINS tax credit recognized in 2Q18; sale of Data Center in 3Q19 in the amount of R$446.1 million.

DEBT
Loans, Financing and Debentures

ISSUANCES	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
TOTAL | Pro forma				916	3,890	4,807
Issuances | local currency				916	3,890	4,807
BNB	R$	7.0% to 10.0%	2022	15	29	44
Confirming	R$	114.2% to 120.8% of CDI	2020	709	35	744
Debentures 4th Issue - Series 3	R$	IPCA + 4.0%	2019	43	0	43
Debentures 1st Issue - Minas Comunica	R$	IPCA + 0.5%	2021	28	28	57
Debentures 5th Issue - Single Series	R$	108.25% of CDI	2022	17	1,998	2,015
Debentures 6th Issue - Single Series	R$	100.00% of CDI + 0.24%	2020	22	1,000	1,022
PSI	R$	2.5% to 5.5%	2023	14	0	15
Financial Leases	R$	IPCA and IGP-M	2033	68	320	388
Contingent Consideration	R$	SELIC	2025	0	480	480

TOTAL | IFRS 16				2,684	11,027	13,710
IFRS 16 effects | Financial Leases	R$	IPCA and IGP-M	2033	1,767	7,136	8,904

Net Debt | Ex-IFRS 16				L. T. Debt Profile
Consolidated in R$ million	09/30/2019	12/31/2018	09/30/2018	3Q19
Short-Term Debt	916	1,464	1,510	Year	Pro forma	IFRS 16
Long-Term Debt	3,890	4,675	4,795		(R$ million)	(R$ million)
Total Debt	4,807	6,139	6,306	2020	2,124	3,735
Cash and Cash Equivalents[7]	(4,561)	(3,394)	(3,726)	2021	1,057	2,455
Net Derivatives Position	(17)	(56)	(111)	2022	38	1,267
Contingent Consideration Guarantee Asset[8]	(480)	(466)	(461)	2023	34	920
Net Debt	(251)	2,224	2,007	After 2023	637	2,650
Net Debt / EBITDA[9]	(0.02)	0.12	0.11	Total	3,890	11,027

The Company closed 3Q19 with gross debt of R$ 4,807 million, excluding the recognition of liabilities for all leases, including towers and its land, circuits, offices, stores and commercial properties, as required by IFRS 16. The reduction in gross debt was related to the settlement of loans and financing in the period. The Company does not have any debt denominated in foreign currency.

Excluding the effect of IFRS 16, the Company recorded net cash of R$ 251 million at the close of 3Q19, representing -0.02x LTM EBITDA. Net debt fell by R$ 2,258 million from 3Q18, mainly due to increased cash generation in the period. Considering the impact of IFRS 16, net debt totaled R$ 8,653 on September 30, 2019.

1 - Includes the investment in BNB given as a guarantee for the loan from that bank.

2 - Alignment of the classification criterion for the asset backing the contingent consideration to calculate pro-forma net debt.

3 - LTM EBITDA.

OWNERSHIP STRUCTURE

09/30/2019	Common	Preferred	Total
Controlling Company Shareholders	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority Shareholders	29,320,789	415,131,868	444,452,657
	5.13%	37.09%	26.28%
Treasury	2,290,164	983	2,291,147
	0.40%	0.00%	0.14%
Total Number of Shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per Share:	R$ 41.81
Subscribed/Paid-in Capital:	R$ 63,571.4	million

CAPITAL MARKET

The Company’s common (VIVT3) and preferred (VIVT4) shares closed 3Q19 at R$ 44.72 and R$ 54.94, respectively, recording an appreciation of 8.3% and 18.8%, over the closing price at the end of 2018. In the same period, the daily trading volume of VIVT3 and VIVT4 averaged R$ 1,876 thousand and R$ 89,786 thousand respectively. Total shareholder return (TSR) in the last twelve months reached 32.5% for common shares and 49.6% for preferred shares.

The ADRs (VIV) traded on the NYSE closed 3Q19 at US$ 13.17, up 10.4% over the closing price at the end of 2018, and the daily trading volume of ADRs averaged US$ 20,800 thousand in the same period.

The chart below shows the Company's stock performance:

DIVIDENDS AND INTEREST ON EQUITY

At the meetings held in 2019, the Board of Directors approved the distribution of interest on equity for a total of R$ 2,238 million for fiscal year 2019, once again reaffirming the Company’s commitment to maximizing returns to shareholders. This interest will be considered as part of the mandatory minimum dividends for the fiscal year 2019, ad referendum of the Shareholders' Meeting to be held in 2020. The payment will be made by the end of fiscal year 2020, on a date to be defined by the Board of Executive Officers, to common and preferred shareholders of record on the dates presented in the table below, which also shows the amounts to be distributed per share:

2019	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date
IOC	06/17/2019	06/28/2019	968	823	Common	0.537590	0.456952	Up to 12/31/2020
(based on Jun-19)					Preferred	0.591349	0.502647
IOC	04/17/2019	04/30/2019	570	485	Common	0.316556	0.269073	Up to 12/31/2020
(based on Mar-19)					Preferred	0.348212	0.295980
IOC	02/15/2019	02/28/2019	700	560	Common	0.388753	0.330440	Up to 12/31/2020
(based on Jan-19)					Preferred	0.427629	0.363484

2018	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount per Share (BRL)	Net Amount per Share (BRL)	Payment Date
Dividends	04/11/2019	04/11/2019	2,469	2,469	Common	1.371013	1.371013	12/17/2019
(based on Dec-18)					Preferred	1.508114	1.508114
IOC	12/04/2018	12/17/2018	1,350	1,148	Common	0.749739	0.637278	12/17/2019
(based on Oct-18)					Preferred	0.824712	0.701006
IOC	09/05/2018	09/17/2018	2,800	2,380	Common	1.555013	1.321761	08/20/2019
(based on Jul-18)					Preferred	1.710515	1.453937
IOC	06/18/2018	06/29/2018	400	340	Common	0.222145	0.188823	08/20/2019
(based on May-18)					Preferred	0.244359	0.207705

INCOME STATEMENT

Reported1

Consolidated in R$ million	3Q19	∆% YoY	9M19	∆% YoY
GROSS OPERATING REVENUE	16,606	1.7	49,635	1.3
Gross Operating Mobile Revenue	10,695	4.7	31,987	3.5
Gross Operating Fixed Revenue	5,912	(3.3)	17,647	(2.6)
NET OPERATING REVENUE	11,047	2.6	32,891	1.6
Net Operating Mobile Revenue	7,161	6.6	21,214	4.5
Net Operating Fixed Revenue	3,886	(3.9)	11,677	(3.3)
OPERATING COSTS	(6,506)	8.7	(19,725)	6.1
Personnel	(936)	(0.2)	(2,762)	(6.7)
Costs of Services Rendered	(2,464)	(9.9)	(7,341)	(13.0)
Interconnection	(276)	(13.2)	(832)	(16.2)
Taxes and Contributions	(411)	10.3	(1,225)	0.8
Third-party Services	(1,389)	3.1	(4,208)	4.1
Others	(388)	(44.5)	(1,076)	(50.7)
Cost of Goods Sold	(730)	22.6	(2,236)	33.8
Commercial Expenses	(2,162)	(1.8)	(6,550)	(2.5)
Provision for Bad Debt	(442)	10.0	(1,266)	8.3
Third-party Services	(1,653)	(5.1)	(5,087)	(3.6)
Others	(66)	13.3	(198)	(28.1)
General and Administrative Expenses	(321)	(16.5)	(934)	(18.2)
Other Net Operating Revenue (Expenses)	106	(87.8)	98	(95.8)
EBITDA	4,541	(5.0)	13,167	(4.4)
EBITDA Margin %	41.1%	(3.3) p.p.	40.0%	(2.5) p.p.
DEPRECIATION AND AMORTIZATION	(2,705)	32.9	(7,931)	31.2
Depreciation	(1,940)	41.0	(5,745)	41.0
Amortization of Intangibles	(465)	30.8	(1,283)	20.9
Others Amortizations	(300)	(1.2)	(902)	(0.7)
EBIT	1,836	(33.1)	5,236	(32.3)
FINANCIAL RESULT	(306)	n.a.	(636)	n.a.
GAIN (LOSS) ON INVESTMENTS	(1)	(87.3)	(1)	(85.7)
Taxes	(565)	160.4	(872)	(61.0)
NET INCOME	965	(69.6)	3,727	(49.9)

1- Considering the effects of the adoption of IFRS 16 referring to the new methodology for allocation of lease contracts for 2019 figures only.

BALANCE SHEET

Reported1

Consolidated in R$ million	09/30/2019	12/31/2018	∆% YoY
ASSETS	110,684	102,561	7.9
Current Assets	20,721	18,363	12.8
Cash and Cash Equivalents	4,548	3,381	34.5
Accounts Receivable from Customers	10,446	9,720	7.5
Provision for Doubtful Accounts	(1,516)	(1,415)	7.1
Inventories	670	462	45.0
Recoverable Income Tax and Social Contribution	407	275	48.3
Recoverable Taxes, Fees and Contributions	4,814	4,674	3.0
Escrow Deposits and Frozen Assets	300	313	(4.2)
Derivative Financial Instruments	12	69	(82.6)
Prepaid Expenses	769	582	32.2
Other Assets	270	303	(10.9)
Non-Current Assets	89,963	84,198	6.8
Accounts Receivable from Customers	543	509	6.6
Provision for Doubtful Accounts	(93)	(83)	12.0
Financial Investments	76	77	(1.7)
Recoverable Taxes, Fees and Contributions	849	3,222	(73.7)
Deferred Income Tax and Social Contribution	187	230	(18.9)
Escrow Deposits and Frozen Assets	3,415	3,597	(5.1)
Derivative Financial Instruments	53	27	100.8
Other Assets	229	181	26.3
Investments	103	102	1.5
Property, Plant and Equipment, Net	43,059	34,115	26.2
Intangible Assets, Net	41,542	42,221	(1.6)
LIABILITIES AND SHAREHOLDERS' EQUITY	110,684	102,561	7.9
LIABILITIES	40,071	30,954	29.5
Current Liabilities	19,016	17,161	10.8
Payroll and Related Charges	766	783	(2.1)
Suppliers and Accounts Payable	7,092	7,643	(7.2)
Income Tax and Social Contribution	11	12	(9.2)
Taxes, Fees and Contributions	1,290	1,798	(28.2)
Loans, Financing, Debentures and Leasing	2,684	1,464	83.3
Interest on Capital and Dividends	5,865	4,173	40.5
Provisions and Contingencies	427	378	12.8
Derivative Financial Instruments	1	17	(93.9)
Deferred Revenues	518	526	(1.5)
Other Liabilities	364	368	(1.3)
Non-Current Liabilities	21,055	13,793	52.6
Payroll and Related Charges	30	12	153.8
Taxes, Fees and Contributions	280	39	613.8
Deferred Income Tax and Social Contribution	2,726	1,983	37.5
Loans, Financing, Debentures and Leasing	11,027	4,675	135.9
Provisions and Contingencies	5,739	5,881	(2.4)
Derivative Financial Instruments	48	23	109.6
Deferred Revenues	207	251	(17.4)
Other Liabilities	998	929	7.4
SHAREHOLDERS' EQUITY	70,612	71,607	(1.4)
Capital Stock	63,571	63,571	0.0
Capital Reserve	1,166	1,214	(4.0)
Profit Reserve	4,338	4,324	0.3
Additional Proposed Dividends	0	2,469	n.a.
Other Comprehensive Income	31	29	6.5
Accumulated Profits	1,507	0	n.a.

1- Considering the effects of the adoption of IFRS 16 referring to the new methodology for allocation of lease contracts for 2019 figures only.

CONFERENCE CALL

English

Date: November 4, 2019 (Monday)

Time: 11:00 a.m. (Brasília) and 9:00 a.m.  (New York)

Telephones:

•       Brazil: (+55 11) 3181-8565 or (+55 11) 4210-1803

  USA: (+1 412) 717-9627
  United Kingdom: (+44 20) 3795-9972
  Spain: (+34 91) 038-9593

HD Web Phone: click here

Access code: Telefônica Brasil

Click here to access the webcast.

A replay of the conference call will be available one hour after the event through November 11, 2019 at (+55 11) 3193-1012 (Code: 8446086#)

TELEFÔNICA BRASIL Investor Relations
Christian Gebara David Melcon Luis Plaster João Pedro Carneiro
Av. Eng. Luis Carlos Berrini, 1376 – 17º Andar – Cidade Monções – SP – 04571-000
Telephone: (+55 11) 3430-3687 E-mail: ir.br@telefonica.com Information available on the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 4, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director